Development

Manufacture

Marketing

PeC

Photoelectron Corporation

To Our Shareholders: 2001

The financial results of Photoelectron for the fiscal year ended December 29, 2001, when viewed simply as figures, are disappointing. Revenues and gross margins were lower than expected, reflecting to some extent the universally difficult economic conditions of the year 2001. There was a significant increase in research and development expenses, which was directly attributable to the development of new and important miniature x-ray sources, which constitute the foundation for future revenues and profits. There was also a concomitant increase in Selling, General and Administrative expenses, resulting mainly from a marketing initiative aimed at raising awareness of Photoelectron and expanding the product range.

There is no disputing of these figures, but it must be stated that they do not accurately reflect the overall state of the company as testified by the significant progress achieved during 2001 in capitalizing on our miniature x-ray technology expertise in the areas of cancer treatment, intravascular irradiation, x-ray fluorescence and radiation dosimetry. As these are translated into market opportunities, they will determine the future potential and the profitability of your company.

Throughout the year 2001, Photoelectron has demonstrated continuing success by achieving many important milestones, such as:

- In February 2001 the Company signed an exclusive agreement with Cordis Corporation, a Johnson & Johnson company, to co-develop and co-manufacture a disposable miniature x-ray source and associated technology for the delivery of intravascular radiation therapy.
- In conjunction with the Cordis agreement, Johnson & Johnson Development Corporation made a $3.8 million equity investment in Photoelectron's common stock.
- The international trial initiated by Photoelectron for the treatment of breast cancer by Intra-operative Radiation Therapy using the INTRABEAM has gained significant momentum in 2001 and is now underway in the US, Europe and Australia. Replacing six weeks of conventional radiation treatment by a single INTRABEAM treatment at the time of surgery, which the trial aims to prove, has the potential to significantly improve on the current approach to treatment.
- In October 2001, The Radiological Society of North America (RSNA) selected the INTRABEAM international breast cancer trial as one of the highlights of its 87th Annual Scientific Assembly from approximately 3,500 submitted topics.
- The Company began commercial delivery of its first industrial application product, a miniature x-ray source (LASER-X) for x-ray fluorescence shortly after announcing the initial prototype unit. The company continues to develop OEM relationships to expand the industrial market applications.
- In the autumn of 2001, Photoelectron launched the sale initiative of our patented Microdensitometer System, developed in conjunction with the National Institutes of Standards and Testing (NIST). The Microdensitometer System enables analysis of radiochromic film, using a highly sensitive camera, optimized light source and software to provide high-precision information about the radiation dose surrounding small radiation sources.
- A $5 million debenture offering was successfully completed in December 2001, providing the Company with the necessary financial resources to continue our programs of commercialization and development.
- Five new patents were granted to the Company in 2001 with an additional fourteen patents pending. These patents testify to the unrelenting pace of the company's research and development activities.

We have an exceptionally talented and highly motivated team at Photoelectron, which has made great achievements in developing both medical and non-medical applications using our Company's core x-ray technology. Photoelectron is now pursuing the wider commercialization of our miniature x-ray technology by intensifying our efforts in bringing into expanding markets our product range in tumor therapy, x-ray fluorescence, intravascular irradiation and radiation dosimetry.

We would like to extend our thanks to you, our stockholders, for your continued support.

Peter M. Nomikos
President & Chief Executive Officer

Timothy W. Baker
EVP, Chief Operating Officer
Chief Financial Officer

Dedicated to the DEVELOPMENT, MANUFACTURE and MARKETING of innovative miniature X-ray TECHNOLOGIES.

1998 Photoelectron received FDA clearance for use of the PRS400™ miniature x-ray source in the brain.

1999 FDA clearance granted to Photoelectron for use of the PRS400 miniature x-ray source in any part of the body; focus remained on tumor therapy.

2000 New miniature x-ray technologies and successful product prototypes expanded Photoelectron's technology into the new markets of intravascular radiation therapy and x-ray fluorescence for industrial applications.

2001 Formal co-development partnership formed with Johnson & Johnson to develop X-Seed™, a disposable miniature x-ray source. Photoelectron's first industrial application of their miniature x-ray technology is commercialized with the initial shipments of LASER-X™. Worldwide international breast cancer trial commences utilizing INTRABEAM™, based on PRS400 technology.

2002+ Photoelectron will continue to drive the core miniature x-ray technology into expanding markets to support tumor therapy, x-ray fluorescence and intravascular radiation therapy through continued development and commercialization of X-SEED, LASER-X and INTRABEAM.





PRS400™

The Powerful
X-ray Source for
Tumor Treatment

LASER-X™

The Versatile
X-ray Source for
Fluorescence Analysis

PHOTOELECTRON'S
Miniature X-ray
TECHNOLOGY

X-SEED

The Revolutionary
Disposable X-ray Source
for Radiation Therapy

Dosimetry

High Precision Tools for
Radiation Measurement



X-SEED

THE REVOLUTIONARY DISPOSABLE X-RAY SOURCE


X-rays
Blood Vessel

X-SEED will be Photoelectron's disposable miniature x-ray source, based on the Company's patented technology. Currently under development, it uses a combination of lasers and high voltages to produce x-rays. The key components of this source are less than 1mm in diameter and are designed for placement at the end of a fine, flexible cable. X-SEED is designed to replace the small radioactive seeds currently used for medical treatments such as intravascular radiation therapy and brachytherapy for tumor treatments. These represent two new and significant markets for Photoelectron.

Intravascular Radiation Therapy

X-SEED technology is highly appropriate for the requirements of the intravascular radiation therapy market. X-SEED will be small enough to be inserted into a blood vessel. The need for such a small x-ray source stems from clinical work demonstrating that radiation is effective in preventing restenosis (i.e., frequent postoperative reclogging) of blood vessels following angioplasty and stent placement.

Brachytherapy

The X-SEED technology has significant potential for tumor therapy with minimal modifications from the intravascular product. Brachytherapy places radiation sources inside tumor tissue to destroy tumor cells. The small dimensions of X-SEED could make it an ideal replacement for the radiation sources currently used.

Market Potential

- 1.4 million stent placements estimated for 2002.
- Restenosis occurs in 30% of all stent placements.
- An estimated 400,000 patients per year could benefit from intravascular radiation therapy by 2003.

Development

In 2001, Photoelectron announced a strategic partnership agreement with Cordis Corporation, a Johnson & Johnson Company, to co-develop and co-manufacture a miniature x-ray based system for the delivery of intravascular radiation therapy. Cordis, a world leader in intravascular technology focused on therapeutic solutions, will exclusively market and sell the system on behalf of the two companies.

Cordis® a Johnson & Johnson company

Advantages of X-SEED over Radioactive Materials

- Elimination of universal environmental concerns over radioactive material handling, management and disposal.
- X-SEED is a controllable radiation source. No radiation remains after the source is turned off.
- Controllable radiation output enable optimized treatment outcomes.
- Increased market access to hospitals without facilities for handling radioactive materials.

LASER-X

THE VERSATILE X-RAY SOURCE FOR FLUORESCENCE ANALYSIS

LASER-X is Photoelectron's industrial miniature x-ray source for x-ray fluorescence analysis. X-ray fluorescence is universally recognized as an accurate method of measuring the atomic composition of a material using radiation. It has many applications, including environmental monitoring, testing for lead in paints, analysis of alloys, testing of paints and pigments in works of art and identification of the atomic composition of artifacts. LASER-X is an OEM replacement for the radioactive isotope sources traditionally used in hand-held x-ray fluorescence units and process control monitors. LASER-X offers the advantages of x-rays with the portability of a radioactive source.

Sales and Marketing

Photoelectron has positioned itself in the x-ray fluorescence market as an OEM supplier to companies manufacturing fluorescence measurement units. In 2001, the first commercial units were sold for inclusion in various x-ray fluorescence systems.



Manufacturing

Within a few months of Photoelectron announcing production of the first LASER-X prototype, orders for systems from multiple OEM's were received. In 2001, less than six months from prototype, the first commercial units were shipped for inclusion into various OEM x-ray fluorescence systems.

Advantages of LASER-X over Radioactive Materials

- LASER-X can be turned off and will not emit radiation. In contrast, radioactive materials constantly emit radiation, which presents challenges in handling, storage and disposal.
- LASER-X provides a consistently high-intensity beam of x-rays. The radioactive materials used for x-ray fluorescence provide a lower intensity beam, which will decay with time as the source itself decays.
- LASER-X eliminates the need for source replacement.
- The range of radiation energies emitted by a single LASER-X system compares favorably with the limited range of energies emitted by a radioactive source. It is often necessary for users to purchase multiple radioactive sources to achieve a comparable range of measurement requirements.

PRS400

THE POWERFUL X-RAY SOURCE FOR TUMOR TREATMENT

The PRS400 includes a miniature x-ray source that delivers radiation directly to the tumor site from the tip of a minimally invasive, needle-like probe. Low energy x-rays are emitted in a spherical distribution around the tip of the small x-ray source. The system controls x-ray production precisely and enables radiation treatments to be delivered directly to the inside of a tumor or tumor cavity, minimizing unwanted irradiation to surrounding healthy tissue.

IORT with the INTRABEAM System:



Healthy tissue
Tumor
Before treatment
Tumor cavity
Tumor is surgically removed
X-ray source applicator

Photoelectron miniature x-ray system
Source and applicator placed ***inside*** tumor cavity

Products based on the PRS400 miniature x-ray source include:

PRS™ (Photon Radiosurgery System) utilizes the PRS400 miniature x-ray source mounted on a stereotactic frame, which guides the radiation probe into brain tumors for radiosurgery and Intra-operative Radiation Therapy (IORT) treatments.

INTRABEAM™ combines the PRS400 with a counterbalanced surgical support stand, designed to enable *treatment of any body site. When combined with Photoelectron's range of applicators, it forms a potentially* revolutionary tool for IORT.

In 2001 Photoelectron continued a focused marketing campaign on the ability of the INTRABEAM System to deliver IORT treatments at any body site. IORT involves delivery of radiation therapy to a tumor cavity, immediately following surgical resection of the tumor, to reduce the likelihood of tumor recurrence. The PRS400 has been used to deliver treatments for breast, colo-rectal and vaginal cancer, as well as brain tumors and skin lesions at sites throughout the U.S., Europe, Japan and Australia. In addition, major on-going clinical trials, such as the international clinical trial for breast cancer, may revolutionize the way in which radiation therapy treatments are delivered. 2001 saw a number of hospitals purchase systems to participate in the ongoing international clinical trial to assess whether IORT using the INTRABEAM System can replace the conventional six-week course of radiation therapy in the treatment of breast cancer.



Sales and Marketing

The PRS400 technology is cleared for marketing in the U.S., Europe and many other countries for treatment of any body site. PRS400 based products are marketed by Carl Zeiss (Oberkochen, Germany), with support from radiation therapy specialist sales groups around the world.

Market Statistics

The American Cancer Society estimates that in the United States in 2002 there will be:

- 205,000 new cases of invasive breast cancer diagnosed.
- 107,300 new cases of colon cancer and 41,000 new cases of rectal cancer diagnosed.
- 17,000 malignant tumors of the brain or spinal cord diagnosed.

DOSIMETRY

HIGH PRECISION TOOLS FOR RADIATION MEASUREMENT

Photoelectron has developed a range of patented high-precision radiation dosimetry tools to measure radiation characteristics of small sources. Photoelectron's dosimetry products have gained acceptance by scientific groups, including the U.S. National Institute of Standards (NIST). Since 1994, NIST and Photoelectron have had "Cooperative Research and Development Agreements" (CRADA) in place to evaluate measurement processes and practical usage of the Company's dosimetry systems. This has resulted in a wide variety of measurement applications being devised and tested, including:

- Measurement of relative dose distribution around High Dose Rate (HDR) brachytherapy sources (sources used for cancer treatments).
- Measurement of relative dose distributions around Intravascular Radiation Therapy sources.
- Measurement of dose distributions from IMRT and MLC plans, and commissioning of dynamic wedges.

In 2001, Photoelectron launched its patented Microdensitometer System. The CCD 100 Microdensitometer uses a self-developing film, camera system and computer to provide high-precision information about the radiation dose surrounding small radiation sources.

The imaging process uses standard image-processing techniques in order to obtain a quantitative dose-distribution with the Microdensitometer. The imaging system is calibrated, pixel by pixel, for gain and offset allowing for greater accuracy.

Software provided with the Microdensitometer integrates the control functions of the camera and light source with the image processing necessary for film dosimetry. Image acquisition, film calibration, image processing and image analysis functions are tailored to dosimetry using radiochromic film.

Market Size

There are approximately 3,800 radiation therapy facilities in the world that could benefit from Photoelectron's dosimetry products. In addition, there are numerous applications for the Company's dosimetry products at manufacturing facilities, universities and testing centers that work with radioactive materials.

Sales and Marketing

Photoelectron intends to market its dosimetry products directly and through regional distributors.

In Summary...

The significant achievements of 2001 present major opportunities for Photoelectron in 2002. From a base technology initially cleared for use to treat brain tumors, Photoelectron continues to broaden the range and application of its core miniature x-ray technology into products that address major medical and industrial markets.

Key objectives for 2002:

- Continue to penetrate the market for Intra-operative Radiation Therapy by furthering the marketing initiative of the PRS400 product range in conjunction with our strategic partners.
- Continue to support the international breast cancer study for Intra-operative Radiation Therapy using INTRABEAM.
- Continue to execute the intensive research and development program required for the X-SEED product range to ensure minimum time to market.
- Expand the market applications of X-SEED into brachytherapy through a strategic relationship with a leader in the cancer treatment market.
- Initiate worldwide sales and marketing of the Dosimetry products.
- Expand industrial market opportunities for LASER-X by building further OEM relationships in new applications with manufacturers of x-ray fluorescence equipment.
- Continue to explore further opportunities to leverage the Company's miniature x-ray technologies.

A year of opportunity for Photoelectron...2002

Financial Contents

Selected Financial Data

(In thousands, except per share data)

	Fiscal Year Ended				
	Jan. 3, 1998	Jan. 2, 1999	Jan. 1, 2000	Dec. 30, 2000	Dec. 29, 2001
Consolidated Statements of Operations Data:					
Revenues	$ 725	$ 678	$ 535	$ 1,428	$ 996
Cost of goods sold	361	278	267	518	597
Gross margin	364	400	268	910	399
Operating expenses:					
Research & development expenses	4,626	5,434	4,426	3,219	4,208
General & administrative expenses	2,306	3,107	3,426	3,815	4,488
Total operating expenses	6,933	8,541	7,852	7,034	8,696
Operating loss	(6,569)	(8,141)	(7,584)	(6,124)	(8,297)
Interest income (expense), net	713	467	35	(1,653)	(811)
Net loss	(5,856)	(7,674)	(7,549)	(7,777)	(9,108)
Net loss per basic and diluted share	(0.87)	(1.02)	(0.97)	(0.97)	(0.94)
Weighted average basic & diluted shares	6,694	7,489	7,749	8,001	9,707
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 2,287	$ 3,686	$ 134	$ 663	$ 4,008
Investments held to maturity	11,889	1,993	—	3,973	1,594
Total assets	16,425	9,135	2,864	8,448	9,203
Total long-term debt, including current portion	1,686	719	1,566	10,727	15,024
Deficit accumulated during development stage	(23,239)	(30,913)	(38,462)	(46,239)	(55,347)
Total shareholders' equity (deficit)	$ 14,012	$ 7,453	$ 247	$ (3,291)	$ (6,951)

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The Company is a technology company dedicated to developing, manufacturing and marketing miniature x-ray systems for multiple market applications.

Established in 1989, the Company initially focused on research and development for the miniaturization of an x-ray system for cancer treatment. The Company has since expanded its development efforts and is now creating and adapting miniature x-ray systems for a variety of applications in healthcare and non-healthcare related markets. The various miniature x-ray products based on the Company's extensive research and development program are known collectively as "micro-adaptive x-ray systems." The Company has established an intellectual property portfolio of twenty-two (22) U.S. patents and has fourteen (14) additional U.S. patents pending, all of which relate to the Company's core technology and use.

The Company's business strategy is to identify opportunities in which its patented core technology can be used to gain access to new markets by means of strategic alliances with industry leaders. This strategy allows the Company to foster the development of multiple applications of its technology, while remaining focused on its core expertise of developing, manufacturing and marketing micro-adaptive x-ray systems. By joining with one or more industry leaders to develop an x-ray system to satisfy the needs of a specific market, the Company gains market and application expertise without having to internalize many of the costs and organizational overhead necessary to support the specific application. Leveraging the market expertise of these strategic relationships allows the Company to rapidly bring the technology to new markets. The Company plans to identify additional market opportunities that can both be linked to the core technology and present the opportunity to access the market through a strategic partner with application expertise and the sales and marketing organization necessary to drive market acceptance.

The Company is currently pursuing initiatives in the industrial and medical markets with micro-adaptive x-ray systems designed for x-ray fluorescence analysis, intravascular radiation therapy, brachytherapy, radiosurgery, intra-operative radiation therapy, and instrumentation.

In February 2001, the Company announced a strategic relationship with Cordis, a Johnson & Johnson company, to co-develop and co-manufacture an x-ray based system for the delivery of intravascular radiation therapy. Cordis, a world leader in intravascular technology focused on therapeutic solutions, will exclusively market and sell the x-ray based system incorporating the Company's X-SEED technology in the field of intravascular radiation therapy on behalf of the two companies. Co-incident with the Cordis agreement, Johnson & Johnson Development Corporation purchased 904,762 shares of the Company's common stock for an aggregate purchase price of $3.8 million.

On December 17, 2001, the Company raised $5,000,000 in a private placement of a 6% Senior Convertible Debenture (the "6% Debenture") to PYC Corporation, whose advisor, Peter M. Nomikos, is the Company's Chairman of the Board of Directors, President and Chief Executive Officer. The Company is using the net proceeds of the private placement for general and administrative expenses and for general corporate purposes, including, without limitation, to fund intra-operative radiation therapy for breast cancer clinical trials, for the sales and marketing of PRS400 system cancer treatment products, for the development of an X-SEED intravascular radiation therapy device, for brachytherapy product development, for the general support of clinical trials, and for further development of industrial applications and distribution alliances.

The Company has experienced significant operating losses in each year since its inception, due primarily to substantial research and development expenditures. As of December 29, 2001, the Company had an accumulated deficit of approximately $55 million and expects to continue to incur losses until such time as its commercialization efforts yield offsetting revenues. There can be no assurance that the Company's products will ever gain commercial acceptance, or that the Company will ever generate significant revenues or achieve profitability. The Company's ability to achieve profitable operations will be dependent in a large part on whether it can successfully commercialize its products and make the transition to a manufacturing and marketing company. The Company anticipates that its sales and marketing efforts through its existing sales and distribution channels will continue to increase sales of its products in the upcoming year.

Subsequent Event

On February 1, 2002, the Company's Board of Directors elected Peter M. Nomikos, its Chairman of the Board, to the additional posts of President and Chief Executive Officer. In addition, the Board of Directors elected Timothy W. Baker, the Company's Executive Vice President and Chief Financial Officer, to the additional post of Chief Operating Officer. Euan S. Thomson resigned as President, Chief Executive Officer and a Director on that same date.

Critical Accounting Policies

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, PeC evaluates its estimates, including those related to product returns, bad debts, inventories and warranty obligations. PeC bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements:

Revenue Recognition
The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB 101"), as amended by SAB 101A and 101B. SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (4) is based on management's judgments regarding the collectibility of those revenues. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected. Revenue results are difficult to predict, and any shortfall in revenue or delay in recognizing revenue could cause PeC's operating results to vary significantly from quarter to quarter and could result in future operating losses.

Warranty Reserve
The Company's products are generally covered by a one-year warranty period from the date of installation. The Company's standard warranty requires it to repair or replace defective products returned to the Company during the warranty period at no cost to the customer. The Company accrues a warranty reserve for estimated costs to provide warranty services for this one-year period. The Company's estimate of costs to service its warranty obligations is based on historical experience and expectation of future conditions. To the extent the Company experiences increased warranty claim activity or increased costs associated with servicing those claims, its warranty accrual will increase, resulting in decreased gross profit.

Inventory Valuation
The Company values inventory at the lower of the actual cost to purchase and/or manufacture the inventory or the current estimated market value of the inventory. PeC regularly reviews inventory quantities on hand and records a provision for excess and obsolete inventory based primarily on its estimated forecast of product demand and production requirements for the next twelve months. A significant increase in the demand for PeC's products could result in a short-term increase in the cost of inventory purchases while a significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. In addition, the Company's industry is characterized by rapid technological change, frequent new product development and rapid product obsolescence that could result in an increase in the amount of obsolete inventory quantities on hand. Additionally, PeC's estimates of future product demand may prove to be inaccurate, in which case it may have understated or overstated the provision required for excess and obsolete inventory. Therefore, although PeC makes every effort to ensure the accuracy of its forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of PeC's inventory and its reported operating results.

Results of Operations

Fiscal Year Ended December 29, 2001 and December 30, 2000
Revenues: Revenues decreased by $432,462 from $1,428,401 in 2000 to $995,939 in 2001. The 2000 revenues reflect sales of the PRS400 core system in conjunction with the Company's INTRABEAM for intra-operative radiation therapy. The 2001 revenues reflect continued sales of the Company's INTRABEAM for intra-operative radiation therapy in addition to the first commercial sales of LASER-X, the company's x-ray source for industrial applications. Gross margins decreased by $511,552 from $910,449 in 2000 to $398,897 in 2001. The decrease in gross margin reflects the decreased revenue from sales combined with lower average selling prices of the INTRABEAM system to select customers to support the ongoing international breast cancer trial.

Research and development expenses: Research and development expenses increased by $988,650 from approximately $3.2 million in 2000 to approximately $4.2 million in 2001. The principal costs in research and development are attributed to the continued development of the PRS400 system and INTRABEAM for commercialization, and the development of the new miniature x-ray sources for intravascular radiation therapy (X-SEED) and x-ray fluorescence systems (LASER-X). The Company filed eight new patent applications in 2001.

Selling, general and administrative expenses: Selling, general and administrative expenses increased by $673,932 from approximately $3.8 million in 2000 to approximately $4.5 million in 2001. Expenses were incurred as a result of a major marketing initiative, which commenced in 2000, and continued into 2001. The initiative was aimed at raising awareness of Photoelectron products and technologies in the medical, non-medical, patient and investment communities. In 2000 and 2001, this initiative included the launch of a new website, attendance at major domestic and international radiation oncology and surgical oncology trade shows, and a series of dedicated symposia where experienced physicians presented to the medical community clinical data and case studies utilizing PeC's products.

Interest income: Interest expense decreased by $2,656 from $206,644 in 2000 to $203,988 in 2001. The decrease resulted from a decrease in amounts invested by the Company in conjunction with lower market interest rates.

Interest expense: Interest expense decreased by $845,491 from $1,860,514 in 2000 to $1,015,023 in 2001. The change resulted from a decrease in amounts borrowed throughout the year due to the conversion of debentures issued in the Company's $10.4 million 10% senior convertible debenture private placement, which closed in June 2000, into shares of the Company's common stock along with the absence of $638,696 of non cash interest expense associated with the warrants issued in conjunction with the 8% convertible note payable issued to PYC Corporation in November 1999.

Fiscal Year Ended December 30, 2000 and January 1, 2000

Revenues: Revenues increased by $893,767 from $534,634 in 1999 to $1,428,401 in 2000. The 1999 revenues reflect the Company's continuing sales of the PRS. The 2000 revenues reflect increased sales of the PRS400 core system in conjunction with the Company's INTRABEAM for intra-operative radiation therapy. Gross margins increased by $642,468 from $267,981 in 1999 to $910,449 in 2000. The increase in gross margin reflects the increased revenue from sales combined with higher average selling prices of the equipment.

Research and development expenses: Research and development expenses decreased by $1,206,458 from approximately $4.4 million in 1999 to approximately $3.2 million in 2000. The principal costs in research and development are attributed to the continued development of the PRS400 system and INTRABEAM for commercialization, and the development of the new miniature x-ray sources for intravascular radiation therapy and x-ray fluorescence systems. The reduction also reflects the full year impact of the restructuring of the Company, which occurred in the second quarter of 1999. The Company still continues to support clinical trial efforts in skin and breast cancer research and development programs, and the development of applicators for the interstitial portion of the breast program. The Company filed ten new patent applications in 2000.

Selling, general and administrative expenses: Selling, general and administrative expenses increased by $388,223 from approximately $3.4 million in 1999 to approximately $3.8 million in 2000. A portion of this increase is attributable to expenses incurred in connection with the $10.4 million 10% senior convertible debenture private placement completed by the Company in June 2000. Expenses were also incurred as a result of a major marketing initiative, which commenced in 2000, and continued into 2001. The initiative is aimed at raising awareness of Photoelectron products and technologies in the medical, non-medical, patient and investment communities. In 2000, this initiative included the launch of a new website, attendance at major domestic and international radiation oncology and surgical oncology trade shows, and a series of dedicated symposia where experienced physicians presented to the medical community clinical data and case studies utilizing PeC's products.

Interest income: Interest income increased by $76,017 from $130,627 in 1999 to $206,644 in 2000. The increase resulted from an increase in amounts invested attributable to the Company's $10.4 million 10% senior convertible debenture private placement, which closed in June 2000.

Interest expense: Interest expense increased by $1,765,330 from $95,184 in 1999 to $1,860,514 in 2000. The change resulted from an increase in amounts borrowed throughout the year, which is primarily attributable to the Company's $10.4 million 10% senior convertible debenture private placement, which closed in June 2000.

Liquidity and Capital Resources

The Company has expended substantial funds to research and develop the PRS, INTRABEAM, LASER-X, X-SEED and other potential products, conduct clinical trials, pursue regulatory approvals, establish commercial scale manufacturing in its own facilities or in the facilities of others, and market the PRS, INTRABEAM, LASER-X, X-SEED and other products. The Company anticipates it will continue to expend substantial funds in the future on such activities as such funds become available.

Since its inception, the Company has financed its operations through the issuance of convertible debt and equity in a series of private placements totaling approximately $36.6 million and its initial public offering with net proceeds of $16,818,854.

Consolidated working capital was $6,605,311 at December 29, 2001, compared with $5,587,706 at December 30, 2000. Included in working capital are cash and cash equivalents of $4,007,547 at December 29, 2001, compared with $662,857 at December 30, 2000 and $1,594,166 investments held to maturity at December 29, 2001 compared with $3,972,770 at December 30, 2000. Held to maturity investments consist of investment grade commercial paper with maturities generally less than 120 days. During 2001, $7,405,695 of cash was used for operating activities as compared to $5,368,160 in fiscal 2000.

The Company used $161,634 of cash in 2001 for fixed assets and leasehold improvements associated with its facility.

The Company received $81,109 of cash in 2001 from the exercise of stock options to purchase common stock.

In June 2000, the Company issued in a private placement $10,458,909 of 10% senior convertible debentures. The Company is using the net proceeds of the private placement for general and administrative expenses, refinancing of $2,312,755 of short-term debt bridge financing provided by PYC Corporation and $786,153 due under an 8% Subordinated Convertible Demand Note to Peter M. Nomikos, and for general corporate purposes, including, without limitation, to support the accelerated testing and marketing of the Company's new products.

The holders of the 10% senior convertible debentures are entitled to receive interest payments at the rate of 10% per annum on the outstanding principal amount of the debentures. At the option of the Company, interest may be paid when due by adding the amount payable to the outstanding principal of the debentures. The principal amount of the debentures, together with all accrued and unpaid interest, is due and payable on May 1, 2005. The holders of the debentures have the option, at any time prior to May 1, 2005, to convert the debentures, in whole or in part, into shares of the Company's common stock at a price of $4.00 per share.

On February 5, 2001, Johnson & Johnson Development Corporation purchased 904,762 shares of the Company's common stock for an aggregate purchase price of $3.8 million.

On December 17, 2001, the Company raised $5,000,000 in a private placement of the 6% Debenture to PYC Corporation, whose advisor, Peter M. Nomikos, is the Company's Chairman of the Board of Directors, President and Chief Executive Officer. The Company is using the net proceeds of the private placement for general and administrative expenses and for general corporate purposes, including, without limitation, to fund intra-operative radiation therapy for breast cancer clinical trials, for the sales and marketing of PRS400 system cancer treatment products, for the development of an X-SEED intravascular radiation therapy device, for brachytherapy product development, for the general support of clinical trials, and for further development of industrial applications and distribution alliances.

PYC Corporation is entitled to receive interest payments at the rate of 6% per annum on the outstanding principal amount of the 6% Debenture. At the option of the Company, interest may be paid when due by adding the amount payable to the outstanding principal amount of the 6% Debenture. The principal amount of the 6% Debenture, together with all accrued but unpaid interest, is due and payable on May 1, 2005. The holder of the 6% Debenture has the option, at any time prior to May 1, 2005, to convert the 6% Debenture, in whole or in part, into shares of the Company's common stock at a price of $3.25 per share. If any shares of common stock or securities convertible into shares of common stock are issued at an effective price lower than $3.25 per share (as adjusted and subject to certain exclusions), then the conversion price of the 6% Debenture will be automatically adjusted to that lower price.

The Company may redeem any portion of the 6% Debenture at any time, provided that the average closing bid price per share of the Company's common stock as reported on the American Stock Exchange for the twenty (20) consecutive trading days prior to the date of the redemption notice is at least 175% of the conversion price. The redemption price will be 105% of the outstanding principal amount of the 6% Debenture being redeemed, along with accrued but unpaid interest. In addition, so long as 50% of the outstanding principal amount of the 6% Debenture originally issued is outstanding and subject to certain exceptions, the registrant may not incur more than $10,000,000 in indebtedness after December 17, 2001.

Forward-Looking Statements

Certain statements contained in this Report, including without limitations, statements containing the words "expects," "anticipates," "believes" and words of similar import, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to various risks and uncertainties, including, without limitation, those referred to herein, that could cause actual future results and events to differ materially from those currently anticipated. Readers are cautioned not to place undue reliance on these forward-looking statements.

Report of Independent Public Accountants

To the Shareholders and Board of Directors of
Photoelectron Corporation and Subsidiary:

We have audited the accompanying consolidated balance sheets of Photoelectron Corporation and its subsidiary (a Massachusetts corporation) as of December 30, 2000 and December 29, 2001, and the related consolidated statements of operations, shareholders' (deficit) equity and cash flows for each of the three years in the period ended December 29, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Photoelectron Corporation and its subsidiary as of December 30, 2000 and December 29, 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2001, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP
Boston, Massachusetts
February 27, 2002

Consolidated Balance Sheets

Assets	December 30, 2000	December 29, 2001
Current Assets:		
Cash and cash equivalents	$ 662,857	$ 4,007,547
Accounts receivable	278,743	277,674
Inventories	1,389,710	1,656,889
Prepaid expenses	295,588	198,289
Held to maturity investments (Note 2)	3,972,770	1,594,166
Total current assets	6,599,668	7,734,565
Property and Equipment:		
Computer equipment	984,237	1,026,534
Lab and production equipment	1,068,793	1,188,131
Clinical site equipment	875,122	875,122
Sales demo equipment	148,450	148,450
Furniture and fixtures	183,104	183,104
Leasehold improvements	866,230	866,230
Property and equipment	4,125,936	4,287,571
Less–accumulated depreciation and amortization	3,384,127	3,849,728
Net property and equipment	741,809	437,843
Other Assets:		
Deferred offering costs, net	1,106,422	1,030,444
Total assets	$ 8,447,899	$ 9,202,852
Liabilities and Shareholders' Deficit		
Current Liabilities:		
Accounts payable	$ 218,614	$ 298,182
Accrued expenses (Note 3)	569,447	659,360
Accrued payroll and benefits	223,901	171,712
Total current liabilities	1,011,962	1,129,254
Long Term Liabilities		
Senior convertible debentures	10,727,361	15,024,333
Commitments and Contingencies (Note 7)	—	—
Shareholders' Deficit (Notes 8, 9, 10 and 11):		
Preferred stock, $0.01 par value Authorized 2,500,000 at December 30, 2000 and December 29, 2001, respectively; shares issued and outstanding none and none at December 30, 2000 and December 29, 2001, respectively	—	—
Common stock, $0.01 par value Authorized 20,000,000 shares at December 30, 2000 and December 29, 2001, respectively; issued and outstanding 8,551,685 and 9,947,418 at December 30, 2000 and December 29, 2001, respectively	85,517	99,474
Capital in excess of par value common stock	42,943,997	48,374,531
Deferred compensation	(82,047)	(77,298)
Accumulated deficit	(46,238,891)	(55,347,442)
Total shareholders' deficits	(3,291,424)	(6,950,735)
Total liabilities and shareholders' deficit	$ 8,447,899	$ 9,202,852

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

	Year Ended		
	January 1, 2000	December 30, 2000	December 29, 2001
Revenues	$ 534,634	$ 1,428,401	$ 995,939
Cost of goods sold	266,653	517,952	597,042
Gross Margin	267,981	910,449	398,897
Operating Expenses:			
Research and development expenses	4,425,739	3,219,281	4,207,931
Selling, general and administrative expenses	3,426,327	3,814,550	4,488,482
Total operating expenses	7,852,066	7,033,831	8,696,413
Operating loss	(7,584,085)	(6,123,382)	(8,297,516)
Interest income	130,627	206,644	203,988
Interest expense	(95,184)	(1,860,514)	(1,015,023)
Interest income (expense), net	35,443	(1,653,870)	(811,035)
Net loss	$ (7,548,642)	$ (7,777,252)	$ (9,108,551)
Basic and diluted net loss per share (Note 13)	$ (0.97)	$ (0.97)	$ (0.94)
Weighted average basic and diluted shares (Note 13)	7,749,040	8,001,204	9,706,836

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

	Year Ended		
	January 1, 2000	December 30, 2000	December 29, 2001
Cash flows from operating activities:			
Net loss	$ (7,548,642)	$ (7,777,252)	$ (9,108,551)
Adjustments to reconcile net loss to net cash used in operating activities— Depreciation and amortization	563,953	511,491	465,601
Noncash amortization of offering expenses	—	140,638	209,647
Noncash compensation expense	12,764	25,348	54,999
Noncash interest converted to notes	46,981	82,828	—
Noncash commission expense	—	7,481	—
Noncash consulting expense	—	186,842	9,106
Noncash interest expense on bridge financing	33,790	638,696	—
Noncash interest on 10% convertible debt	—	1,114,387	1,005,160
Noncash interest on 6% convertible debt	—	—	9,863
Changes in current accounts			
Inventories	17,149	47,847	(267,179)
Accounts receivable	172,500	(191,243)	1,069
Prepaid expenses	189,488	(148,789)	97,299
Other current assets	83,531	32,272	—
Accounts payable	(89,381)	(38,368)	79,568
Accrued expenses	89,126	87,163	37,724
Deferred revenue	87,500	(87,500)	—
Net cash used in operating activities	(6,341,239)	(5,368,160)	(7,405,695)
Cash flows from investing activities:			
Proceeds from (Purchases of) held to maturity investments	1,993,056	(3,972,770)	2,378,604
Purchases of equipment and leasehold improvements	(300,836)	(227,940)	(161,634)
Net cash provided by (used in) investing activities	1,692,220	(4,200,710)	2,216,970
Cash flows from financing activities:			
Proceeds from issuance of common stock	296,668	270,001	3,881,109
Proceeds from issuance of convertible notes payable	800,000	1,450,000	—
Proceeds from issuance of 10% senior convertible debentures	—	7,360,000	—
Proceeds from exercise of warrants	—	1,725,000	—
Proceeds from issuance of 6% senior convertible debentures	—	—	5,000,000
Deferred offering expenses	—	(707,378)	(347,694)
Net cash provided by financing activities	1,096,668	10,097,623	8,533,415
Increase (decrease) in cash and equivalents:	(3,552,353)	528,753	3,344,690
Cash and cash equivalents, beginning of year:	3,686,457	134,104	662,857
Cash and cash equivalents, end of year:	$ 134,104	$ 662,857	4,007,547
***Noncash financing activities*:**			
Conversion of 10% convertible debentures to common stock	$ —	$ 273,727	$ 1,701,879
Fair value of warrants issued in connection with 10% convertible debentures	—	836,954	—
Fair value of warrants issued in connection with bridge financing	33,790	638,696	—
Refinancing of bridge debt with 10% convertible debentures	—	2,312,756	—
Refinancing of note payable with 10% convertible debentures	—	786,153	—
Beneficial conversion feature on 10% convertible debentures issued	$ —	$ 497,458	$ —

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' (Deficit) Equity

	Preferred Stock, $0.01 Par Value	Common Stock, $0.01 Par Value	Common Stock Capital in Excess of Par Value	Preferred Stock Capital in Excess of Par Value	Deferred Compensation	Subscription Receivable	Accumulated Deficit	Total
Balance, January 2, 1999	$ —	$ 77,042	$ 38,324,377	$ —	$ (29,913)	$ (5,842)	$(30,912,997)	$ 7,452,667
Exercise of stock options	—	646	290,180	—	—	—	—	290,826
Recording of deferred compensation	—	—	26,627	—	19,927	—	—	46,554
Payment of subscription receivable	—	—	—	—	—	5,842	—	5,842
Net Loss	—	—	—	—	—	—	(7,548,642)	(7,548,642)
Balance, January 1, 2000	—	77,688	38,641,184	—	(9,986)	—	(38,461,639)	247,247
Exercise of stock options and warrants	—	7,005	1,985,252	—	—	—	—	1,992,257
Fair value of equity instruments issued to non-employees	—	10	1,466,451	—	9,189	—	—	1,475,650
Beneficial conversion feature	—	—	497,455	—	—	—	—	497,455
Conversion of convertible debt	—	814	272,405	—	—	—	—	273,219
Intrinsic value of options granted to employees	—	—	81,250	—	(81,250)	—	—	—
Net Loss	—	—	—	—	—	—	(7,777,252)	(7,777,252)
Balance, December 30, 2000	$ —	$ 85,517	$ 42,943,997	$ —	$ (82,047)	—	(46,238,891)	(3,291,424)
Exercise of stock options and warrants	—	654	80,455	—	—	—	—	81,109
Fair value of equity instruments issued to non-employees	—	—	9,106	—	—	—	—	9,106
Deferred offering costs related to debt conversions	—	—	(197,853)	—	—	—	—	(197,853)
Conversion of convertible debt	—	4,225	1,697,624	—	—	—	—	1,701,879
Sale of Common stock	—	9,048	3,790,952	—	—	—	—	3,800,000
Intrinsic value of options granted to employees	—	—	50,250	—	(50,250)	—	—	—
Amortization of deferred compensation	—	—	—	—	54,999	—	—	54,999
Net Loss	—	—	—	—	—	—	(9,108,551)	(9,108,551)
Balance, December 29, 2001	$ —	$ 99,474	$ 48,374,531	$ —	$ (77,298)	$ —	$(55,347,442)	$(6,950,735)

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

(1) Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations and Relationship to Principal Shareholders

Photoelectron Corporation ("Photoelectron," "PeC" or the "Company") is a technology company dedicated to developing, manufacturing and marketing miniature x-ray systems for multiple market applications.

Established in 1989, the Company initially focused on research and development for the miniaturization of an x-ray system for cancer treatment. PeC has since expanded its development efforts and is now creating and adapting miniature x-ray systems for a variety of applications in healthcare and non-healthcare related markets. The various miniature x-ray products based on the Company's extensive research and development program are known collectively as "micro-adaptive x-ray systems." The Company has established an intellectual property portfolio of twenty-two (22) U.S. patents and has fourteen (14) additional U.S. patents pending, all of which relate to the Company's core technology and use.

The Company's business strategy is to identify opportunities in which its patented core technology can be used to gain access to new markets by means of strategic alliances with industry leaders. This strategy allows PeC to foster the development of multiple applications of its technology, while remaining focused on its core expertise of developing, manufacturing and marketing micro-adaptive x-ray systems. By joining with one or more industry leaders to develop an x-ray system to satisfy the needs of a specific market, the Company gains market and application expertise without having to internalize many of the costs and organizational overhead necessary to support the specific application. Leveraging the market expertise of these strategic relationships allows the Company to rapidly bring the technology to new markets. The Company plans to identify additional market opportunities that can both be linked to the core technology and present the opportunity to access the market through a strategic partner with application expertise and the sales and marketing organization necessary to drive market acceptance.

The Company is currently pursuing initiatives in the industrial and medical markets with micro-adaptive x-ray systems designed for x-ray fluorescence analysis, intravascular radiation therapy, brachytherapy, radiosurgery, intra-operative radiation therapy and instrumentation.

In February 2001, the Company announced a strategic relationship with Cordis Corporation ("Cordis"), a Johnson & Johnson company, to co-develop and co-manufacture an x-ray based system for the delivery of intravascular radiation therapy. Cordis, a world leader in intravascular technology focused on therapeutic solutions, will exclusively market and sell the x-ray based system incorporating the Company's X-SEED™ technology in the field of intravascular radiation therapy on behalf of the two companies. Co-incident with the Cordis agreement, Johnson & Johnson Development Corporation purchased 904,762 shares of the Company's common stock for an aggregate purchase price of $3.8 million.

On December 17, 2001, the Company raised $5,000,000 in a private placement of a 6% Senior Convertible Debenture (the "6% Debenture") to PYC Corporation, whose advisor, Peter M. Nomikos, is the Company's Chairman of the Board of Directors, President and Chief Executive Officer (see Note 10). The Company is using the net proceeds of the private placement for general and administrative expenses and for general corporate purposes, including, without limitation, to fund intra-operative radiation therapy for breast cancer clinical trials, for the sales and marketing of PRS400 system cancer treatment products, for the development of an X-SEED intravascular radiation therapy device, for brachytherapy product development, for the general support of clinical trials and for further development of industrial applications and distribution alliances.

On February 1, 2002, the Company's Board of Directors elected Peter M. Nomikos, its Chairman of the Board, to the additional posts of President and Chief Executive Officer. In addition, the Board of Directors elected Timothy W. Baker, the registrant's Executive Vice President and Chief Financial Officer, to the additional post of Chief Operating Officer.

Fiscal Years

The Company has adopted a fiscal year ending on the Saturday nearest December 31. References to fiscal 2001, fiscal 2000, and fiscal 1999 are for the fiscal years ended December 29, 2001, December 30, 2000, and January 1, 2000, respectively.

Inventory

Inventories are stated at the lower of cost (first-in, first-out basis) or market and include materials, labor and overhead. The Company has parts, supplies and manufactured parts (components) in inventory, which are intended to be used and capitalized as part of the Company's products that will be used for distribution and in clinical trials.

Inventories consist of the following:	2000	2001
Components	$ 1,160,882	$ 1,445,766
Finished goods	228,828	211,123
	$ 1,389,710	$ 1,656,889

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses and income during the reporting period. Actual results could differ from those estimates.

Property and Equipment

The cost of additions and improvements are capitalized while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization on the straight-line method over the estimated useful lives of the property as follows:

Asset Classification	Estimated Useful Life
Machinery and equipment	5 years
Clinical site equipment	The shorter of three years or the life of agreement
Furniture and fixtures	3-5 years
Computer equipment and software	2-5 years
Leasehold improvements	The shorter of the term of the lease or the life of the asset

Management believes that the useful lives selected result in net book values, which approximate net realizable values based upon alternate future uses. Periodically, management reviews specific assets to verify this assertion.

Cash and Cash Equivalents

As of December 29, 2001, cash and cash equivalents include the Company's operating accounts and holdings of a money market mutual fund as well as commercial paper, which has an original maturity of three months or less. Highly liquid investments with an original maturity of 3 months or less at the date of the acquisition are considered to be cash equivalents. Similar investments with original maturity beyond 3 months are classified as held to maturity investments. Cash equivalents are carried at cost, which approximate market value.

Held to Maturity Investments

Pursuant to Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the Company classifies its investments in commercial paper as held to maturity and measures the value of such investments at amortized cost because the Company has the positive intent and ability to hold such investments to maturity. Interest income, including amortization of premiums and discounts, is recorded in earnings. Management reviews all reductions in fair value below book value to determine if an impairment is other than temporary in nature; if this occurs, the carrying value of the investment is written down to the appropriate level by a charge to earnings.

Income Taxes

The Company adopted SFAS No. 109, "Accounting for Income Taxes," as of the beginning of 1989. Under SFAS No. 109, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or in the tax returns. The amount of deferred tax asset or liability is based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

Revenue Recognition

The Company generally recognizes revenue and provides a reserve for estimated warranty costs upon shipment of its product to the customer, provided that there is persuasive evidence of an arrangement and collection of the sales prices is probable.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition. This bulletin summarizes certain views of the Staff on applying accounting principles generally accepted in the United States to revenue recognition in financial statements. The Company believes that its current revenue recognition policy complies with SAB No. 101 and there was no impact on the financial statements as a result of adopting this statement.

Comprehensive Income

The Company applies the provisions of SFAS No. 130, "Reporting Comprehensive Income" which establishes standards for reporting and displaying comprehensive income and its components in the consolidated financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. As the Company had no components of other comprehensive income, the reported net loss is the same as comprehensive loss for all periods presented.

Research and Development Expenses

Research and development expenses include the portion of indirect costs allocable to research and development efforts based on actual labor hours incurred.

In connection with the Phase II FDA clinical trials, as well as the efforts to obtain the CE Mark, PRS400 systems have been provided to certain hospitals to conduct the clinical trials. The cost of these units and the related accumulated depreciation is included in property and equipment in the accompanying consolidated balance sheets. The cost of the units is charged to research and development expenses over the term of the agreements with the hospitals.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Photoelectron (Europe) Ltd. All material intercompany accounts and transactions have been eliminated.

Foreign Currency

All assets and liabilities of the Company's foreign subsidiary are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year in accordance with SFAS No. 52, "Foreign Currency Translation." Resulting translation adjustments are not material. Foreign currency transaction gains and losses included in the accompanying consolidated statements of operations are not material for the three years presented.

Net Loss per Share

During 1997, the Company adopted SFAS 128, "Earnings per Share" (Note 13). Basic losses per share have been computed by dividing net loss by the weighted average number of shares outstanding during the year. Diluted loss per share has been computed by excluding the effect of exercising the stock options, warrants and convertible securities which are all anti-dilutive given the operating losses of the Company. The Company has outstanding 5,950,821, 4,775,657 and 2,383,620 potential common shares related to such options and convertible instruments at December 29, 2001, December 30, 2000 and January 1, 2000, respectively.

Fair Value of Financial Instruments

The Company's financial instruments primarily consist of cash and cash equivalents, held to maturity investments, accounts receivable, accounts payable, 10% senior convertible debentures and 6% senior convertible debentures. The fair value of the 10% and 6% senior convertible debentures approximate book value at December 29, 2001, based upon the underlying common stock. The held to maturity investments are carried at amortized cost on the accompanying balance sheet. See Note 2 for fair value disclosure. The carrying amounts of the Company's remaining financial instruments approximate fair value due to their short-term nature.

Stock Option Plans

The Company applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock option plans (Note 12). Accordingly, no accounting recognition is given to stock options granted with exercise prices equal to the fair market value of the stock until they are exercised. Upon exercise, net proceeds including tax benefits realized, if any, are credited to equity.

Concentration of Credit Risk and Significant Customers

Financial instruments that subject the Company to the potential for credit risk consist primarily of cash and cash equivalents and trade accounts receivable with customers in the health care industry. The Company minimizes the impact of credit risk on cash and cash equivalents by allocating its cash among financial institutions and by investing in high quality cash equivalents. The Company performs ongoing credit evaluations of its customers' financial condition but does not require collateral.

Historically, the Company has not experienced significant losses related to its accounts receivable. For fiscal years 1999 and 2000, due to the stage of the Company's development, the Company had a limited number of customers. Substantially all of the revenue and accounts receivable in those fiscal years relate to these customers. For fiscal 2001, one customer represented approximately 32% of revenue and 71% of accounts receivable. Three other customers represented a total of 45% of revenue in fiscal 2001.

New Accounting Pronouncements

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and does not apply to goodwill or intangible assets that are not being amortized and certain other long-lived assets. This Statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined in that Opinion). This Statement also amends APB No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 with early adoption encouraged. The Company does not expect the adoption of SFAS No. 144 to have a material impact on the Company's financial condition or results of operations.

(2) Held to Maturity Investments

Investments in commercial paper are classified as held to maturity as of December 29, 2001. The amortized cost and fair values as of December 29, 2001 are as follows:

	Commercial Paper		
	Amortized Costs	Gross Unrealized Gain (Loss)	Fair Value
December 30, 2000	$ 3,972,770	$ 1,198	$ 3,973,967
December 29, 2001	$ 1,594,343	$ (177)	$ 1,594,166

All the commercial paper has a contractual maturity due within one year.

(3) Accrued Expenses

Accrued liabilities in the accompanying balance sheets include the following balances:

	December 30, 2000	December 29, 2001
Warranty accrual	$ 297,000	$ 276,649
Annual report accrual	—	60,000
Other accrued expenses	272,447	322,711
	$ 569,447	$ 659,360

(4) Income Taxes

The components of the deferred tax asset at December 30, 2000 and December 29, 2001 are as follows:

	December 30, 2000	December 29, 2001
Deferred tax asset—		
Federal tax loss carryforwards	$ 14,874,000	$ 17,613,000
Federal tax credit carryforwards	1,103,000	1,157,000
State tax loss carryforward	3,439,000	3,520,000
State tax credit carryforward	996,000	1,035,000
Other, net	836,000	791,000
	21,248,000	24,116,000
Valuation allowance	(21,248,000)	(24,116,000)
Deferred tax asset	—	—

As of December 29, 2001, the Company had federal net operating loss carryforwards of approximately $51,802,000, state net operating loss carryforwards of approximately $37,056,000, federal tax credit carryforwards of approximately $1,157,000, and state tax credit carryforwards of approximately $1,035,000. Due to the fact that the Company has sustained cumulative losses, the potential future benefit of these attributes, which expire in the years 2002 through 2016, is fully reserved by means of a valuation allowance because their realization is uncertain.

Certain stock transactions may result in a change of control under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended; and as a result, the net operating loss and tax credit carryforwards available to be utilized in any given year may be limited, and certain amounts of the net operating loss carryforwards may expire unutilized due to such limitations.

(5) Employee Benefit Plan

In April 1995, the Company adopted a 401(k) Plan. The Company contributes 50% of the first 6% of annual contributions by each employee with at least three months of service to the 401(k) Plan. During fiscal years 1999, 2000 and 2001, the Company contributed approximately $29,057, $59,436 and $67,244, respectively.

(6) Related Party Transactions

Thermo Electron Corporation Thermo Electron is a shareholder of the Company. The Company utilizes Thermo Electron's resources on an as-needed basis without a formal contract and is charged at actual cost for such services. The Company paid $6,093, $6,557 and $6,388 in fiscal 1999, 2000 and 2001, respectively, for these services. In addition, the Company has been provided with certain services by a wholly-owned subsidiary of Thermo Electron. These services include data processing services, administrative services and machine shop services, which are charged to the Company at actual cost. The Company paid $147,315, $42,947 and $14,724 in fiscal 1999, 2000 and 2001, respectively, for these services. As of December 30, 2000 and December 29, 2001, $0 and $1,751, respectively, was payable to Thermo Electron and was included in accounts payable in the accompanying consolidated balance sheets.

Management believes that the fees charged by Thermo Electron are reasonable and such fees are representative of the expenses the Company would have incurred on a stand-alone basis.

Cordis Corporation In February 2001, the Company signed an agreement with Cordis Corporation, a Johnson & Johnson Company, to co-develop and co-manufacture a disposable miniature x-ray source, based on the Company's X-SEED™ and associated technology, for the delivery of intravascular radiation therapy to prevent restenosis (re-narrowing) of coronary arteries following angioplasty and stent procedures. Co-incident with the agreement, Johnson & Johnson Development Corporation purchased 904,762 shares of the Company's common stock for an aggregate purchase price of $3.8 million. The proceeds from the equity investment assist in the funding of additional development required for the commercialization of X-SEED.

PYC Corporation On December 17, 2001, the Company raised $5,000,000 in a private placement of the 6% Debenture to PYC Corporation, whose advisor, Peter M. Nomikos, is the Company's Chairman of the Board of Directors, President and Chief Executive Officer (see Note 10).

(7) Commitments and Contingencies

Litigation The Company is party to legal matters which arise in the normal course of business. Management, after reviewing these matters with legal counsel, is of the opinion that the resolution of these matters will not have a material effect on the financial condition or results of operations.

Leases In 1996, the Company entered into an operating lease for its office and research facilities expiring in July 2002. The minimum lease payments under the agreement are $599,689 in 2001 and $352,360 in 2002. The accompanying consolidated statements of operations include expenses for operating leases of $471,859, $587,820, and $600,673 for fiscal 1999, 2000 and 2001, respectively.

(8) Convertible Subordinated Notes

Since its inception, the Company has financed its operations in part through the issuance of subordinated convertible debentures. In May 1992, the Company entered into a $4,500,000 8% convertible subordinated demand note and warrant purchase agreement with Mr. Peter M. Nomikos, who then served as President and Chief Executive Officer of the Company and presently serves as Chairman of the Board, President and Chief Executive Officer. This note was reissued in 1996 as the Amended and Restated 8% Subordinated Convertible Note Due on Demand as of August 1, 1996. The amended and restated demand note was convertible into common stock at a conversion price of $3.00 on demand. The Company borrowed $4,252,000 in the form of a demand loan with detachable warrant purchase rights under this agreement, of which $705,000 was still outstanding at the beginning of fiscal 2000. All earned but unpaid interest on the subordinated demand note was convertible into common stock at a conversion price equal to the fair market value of the Company's common stock on the first day of the fiscal quarter in which the interest to be converted accrued. In June 2000, Mr. Peter M. Nomikos exchanged the principal balance of the note together with all accrued unpaid interest for $786,153 in 10% senior convertible debentures.

Warrant purchase rights issued in conjunction with the amended and restated demand note entitle the holder to purchase warrants for $0.20. Each warrant is exercisable upon issuance and allows the holder to purchase one share of common stock at $3.00. At December 29, 2001, warrants to purchase 235,000 shares of the Company's common stock were outstanding under the amended and restated demand note. These remaining warrants expired on January 27, 2002 and were not exercised. All warrants purchased by Mr. Nomikos have been accounted for as capital in excess of par value common stock.

(9) Convertible Note Payable

On November 15, 1999, the Company and PYC Corporation entered into a six month $2.25 million line of credit at an 8% interest rate. This note was convertible into common stock at the holder's request within 30 days subsequent to its maturity or prepayment. In June 2000, PYC Corporation exchanged the principal balance of the note together with all accrued unpaid interest for $2,312,756 in 10% senior convertible debentures (see Note 10). In connection with the line of credit, the Company issued to PYC Corporation warrants to purchase an aggregate of 450,000 shares of the Company's common stock with an exercise price equal to the average closing price of the Company's common stock for the ten trading days preceding each draw made under the line of credit. The fair value of the warrants issued, in the amounts of $33,790 and $638,696, respectively, has been recognized as non cash interest expense in fiscal 1999 and fiscal 2000. The weighted average exercise price of the warrants issued to PYC Corporation is $3.29 per share.

(10) Senior Convertible Debt

In June 2000, the Company issued in a private placement $10,458,909 of 10% senior convertible debentures. The Company is using the net proceeds of the private placement for refinancing of short-term debt bridge financing and other convertible debt and general corporate purposes, including, without limitation, to support the accelerated testing and marketing of the Company's new products.

The placement agent for the offering received cash for commission and expenses in the amount of $515,200 plus $52,818 for fees and the actual disbursements of counsel to the placement agent. In addition, the Company issued to the placement agent and an affiliate of the placement agent warrants to purchase 195,000 shares of the Company's common stock. The Company recorded the fair value of the warrants in the amount of $600,704 as deferred offering costs. The warrants issued to the placement agent and to the affiliate of the placement agent are exercisable at any time for five years from June 30, 2000, the final closing date of the offering, at an exercise price of $4.00 per share.

As part of the $10,458,909 raised in the offering, the Company issued to PYC Corporation a 10% senior convertible debenture with a face amount of $2,312,756 in exchange for the total amount due under the November 1999 $2.25 million line of credit bridge financing between the Company and PYC Corporation (see Note 9). In addition, the Company issued to Peter M. Nomikos a 10% senior convertible debenture, with a face amount of $786,153, in exchange for the total amount due to Mr. Nomikos under the Amended and Restated 8% Subordinated Convertible Note Due on Demand as of August 1, 1996 (see Note 8).

Interest expense attributable to a beneficial conversion feature resulting from the excess of the fair market value of the Company's common stock over the conversion price on the date of issuance of the debt, which amounted to $408,594, has been recognized in interest expense in the accompanying financial statements in accordance with the provision of EITF 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios."

The holders of the debentures are entitled to receive interest payments at the rate of 10% per annum on the outstanding principal amount of the debentures. At the option of the Company, interest may be paid when due by adding the amount payable to the outstanding principal amount of the debentures. The Company increased the principal of the 10% senior convertible debentures in the amount of $256,464, $247,555, $241,082 and $243,886 of accrued interest on March 31, June 30, September 29 and December 29, 2001, respectively. Additionally, the Company recorded the beneficial conversion feature associated with these additional debentures in the amount of $16,173 as interest expense on June 29, 2002. The principal amount of the debentures, together with all accrued and unpaid interest, is due and payable on May 1, 2005. The holders of the debentures have the option, at any time prior to May 1, 2005, to convert the debentures, in whole or in part, into shares of the Company's common stock at a price of $4.00 per share.

On December 17, 2001, the company raised $5,000,000 in a private placement of the 6% Debenture to PYC Corporation, whose advisor, Peter M. Nomikos, is the Company's Chairman of the Board of Directors, President and Chief Executive Officer. The Company is using the net proceeds of the private placement for general and administrative expenses and for general corporate purposes, including, without limitation, to fund intra-operative radiation therapy for breast cancer clinical trials, for the sales and marketing of PRS400 system cancer treatment products, for the development of an X-SEED intravascular radiation therapy device, for brachytherapy product development, for the general support of clinical trials, and for further development of industrial applications and distribution alliances.

PYC Corporation is entitled to receive interest payments at the rate of 6% per annum on the outstanding principal amount of the 6% Debenture. At the option of the Company, interest may be paid when due by adding the amount payable to the outstanding principal amount of the 6% Debenture. The Company increased the principal of the 6% Debenture in the amount of $9,863 of accrued interest on December 29, 2001. The principal amount of the 6% Debenture, together with all accrued but unpaid interest, is due and payable on May 1, 2005. The holder of the 6% Debenture has the option, at any time prior to May 1, 2005, to convert the 6% Debenture, in whole or in part, into shares of the Company's common stock at a price of $3.25 per share. If any shares of common stock or securities convertible into shares of common stock are issued at an effective price lower than $3.25 per share (as adjusted and subject to certain exclusions), then the conversion price of the 6% Debenture will be automatically adjusted to that lower price.

The Company may redeem any portion of the 6% Debenture at any time, provided that the average closing bid price per share of the Company's common stock as reported on the American Stock Exchange for the twenty (20) consecutive trading days prior to the date of the redemption notice is at least 175% of the conversion price. The redemption price will be 105% of the outstanding principal amount of the 6% Debenture being redeemed, along with accrued but unpaid interest. In addition, so long as 50% of the outstanding principal amount of the 6% Debenture originally issued is outstanding and subject to certain exceptions, the registrant may not incur more than $10,000,000 in indebtedness after December 17, 2001.

The securities sold in the offering have not been registered under the Securities Act of 1933 or the securities laws of any state. The offering was made in reliance upon the exemptions from the registration provisions afforded by Section 4(2) of the Securities Act of 1933 and Rule 506 of Regulation D thereunder. The Company has agreed to use its best efforts to file with the Securities and Exchange Commission, no later than May 16, 2002, a registration statement on Form S-3 with respect to the resale of shares of the Company's common stock issuable upon conversion of the 6% Debenture.

(11) Common and Preferred Stock

In May 2000, the Company's stockholders approved an amendment to the Company's Articles of Organization to increase the number of authorized shares of Common Stock from 15,000,000 to 20,000,000 and to reduce the number of authorized shares of Preferred Stock from 7,500,000 to 2,500,000. The Company's Preferred Stock is a so-called "blank check" preferred stock, which authorizes the Board of Directors of the Company from time to time to establish one or more series of Preferred Stock and, to the extent permitted by Massachusetts law, to designate variations in the relative rights and preferences between different series. All of the Preferred Stock previously issued by the Company in a series of private placements automatically converted into shares of Common Stock at the closing of the Company's Initial Public Offering in 1997.

(12) Stock Option Plan

In 1989, the Company adopted the 1989 Stock Option Plan (the "1989 Plan"). The 1989 Plan provided that options may be granted at any price determined by the Board of Directors for key employees, directors and consultants. The Board of Directors granted 733,225 non-qualified stock options under the 1989 Plan. Options granted under the 1989 Plan expire seven to twelve years after the date of grant and in general vest at 20% per year. When an optionee ceases to be an employee, director or consultant of the Company, their options terminate either upon or shortly after termination of employment. The Company's Board of Directors voted on July 17, 1996 to terminate the 1989 Plan, and no further options could be issued under the 1989 Plan after that date.

On July 17, 1996, the Board of Directors of the Company adopted the 1996 Equity Incentive Plan (the "1996 Plan") for employees, officers, directors and others of the Company and its subsidiary and recommended approval of the plan by the stockholders. The 1996 Plan provides for grants of incentive stock options to employees (including officers) of the Company, and for grants of non-qualified stock options to such employees as well as to directors and others of the Company and its subsidiary. In addition, persons eligible to receive non-qualified stock options can be awarded shares of Common Stock and given the opportunity to purchase shares of Common Stock. A total of 1,041,775 shares of Common Stock may be issued under the 1996 Plan.

A summary of stock option activity is as follows:

	Fiscal 1999		Fiscal 2000		Fiscal 2001	
	Number of Shares	Range of Option Price per Share	Number of Shares	Range of Option Price per Share	Number of Shares	Range of Option Price per Share
Options outstanding, beginning of year	913,092	$0.40 - $9.75	911,717	$0.40 - $9.00	1,113,817	$0.40 - $9.00
Granted	263,000	$2.13 - $4.88	401,000	$2.69 - $5.94	85,000	$3.68 - $4.85
Exercised	(64,500)	$0.40 - $3.00	(126,500)	$0.40 - $3.00	(65,500)	$0.40 - $3.00
Forfeited	(199,875)	$2.13 - $9.75	(72,400)	$2.13 - $9.00	(210,610)	$2.68 - $9.00
Options outstanding, end of year	911,717	$0.40 - $9.00	1,113,817	$0.40 - $9.00	922,707	$2.125 - $9.00
Options exercisable	445,468	$0.40 - $9.00	504,871	$0.40 - $9.00	516,364	$2.125 - $9.00
Options available for grant	—	—	140,058	—	157,518	—
Weighted average fair value of options granted during the year		$1.28		$1.81		$2.06

The Company accounts for stock options under APB No. 25. Upon exercise of the options, the net proceeds, including the tax benefit realized, are credited to equity.

In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock Based Compensation", which sets forth a fair value based method of recognizing stock based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock based compensation plans. Had the compensation cost for these plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS 123, the Company's net loss and basic and diluted net loss per share would have been the following pro forma amounts:

		Fiscal 1999	Fiscal 2000	Fiscal 2001
Net loss	As reported	$ (7,548,642)	$ (7,777,252)	$ (9,108,551)
	Pro forma	$ (7,886,413)	$ (8,186,825)	$ (9,526,488)
Basic and diluted net loss per share	As reported	$ (0.97)	$ (0.97)	$ (0.94)
	Pro forma	$ (1.02)	$ (1.02)	$ (0.98)

Pro forma compensation expense for options granted is reflected over the vesting period, therefore future pro forma compensation expense may be greater as additional options are granted. The fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Fiscal 1999	Fiscal 2000	Fiscal 2001
Dividend rate	0%	0%	0%
Volatility	48%	48%	53%
Risk-free interest rate	5.00%	5.00%	4.60%
Expected life of options	7.00 years	5.00 years	5.00 years

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded option, which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

(13) Net Loss per Share

Basic and diluted net loss per share were calculated as follows:

	1999	2000	2001
Net loss	$ (7,548,642)	$ (7,777,252)	$ (9,108,551)
Weighted average shares	7,749,040	8,001,204	9,706,836
Basic and diluted net loss per share	$ (0.97)	$ (0.97)	$ (0.94)

The computation of diluted earnings per share for fiscal 1999, 2000 and 2001 excludes the effect of assuming the exercise of all outstanding stock options and the conversion of convertible securities because the effect would be anti-dilutive, due to the Company's net loss during these years.

(14) Quarterly Financial Information (Unaudited)

	Three Months Ended							
	April 1 2000	July 1 2000	Sept. 30 2000	Dec. 30 2000	Mar. 31 2001	June 30 2001	Sept. 29 2001	Dec. 29 2001
Statement of Operations Data:	(In thousands, except per share data)							
Revenues	$ 423	$ 530	$ 168	$ 308	$ 85	$ 518	$ 158	$ 236
Gross profit	313	300	106	192	25	189	67	118
Income (loss) before extraordinary items and cumulative effect of changes in accounting	(1,495)	(2,277)	(1,843)	(2,161)	(2,261)	(2,118)	(2,512)	(2,217)
Net loss	(1,495)	(2,277)	(1,843)	(2,161)	(2,261)	(2,118)	(2,512)	(2,217)
Basic and diluted income (loss) per share:								
Net loss	(0.19)	(0.29)	(0.23)	(0.25)	(0.25)	(0.22)	(0.25)	(0.22)
Weighted average common shares outstanding	7,787	7,844	7,874	8,500	9,202	9,768	9,912	9,944

Market for Registrant's Common Equity and Related Stockholder Matters

	High	Low
First Quarter 2000	9.25	2.25
Second Quarter 2000	5.875	2.625
Third Quarter 2000	7.00	4.1875
Fourth Quarter 2000	5.25	3.00
First Quarter 2001	6.05	3.25
Second Quarter 2001	4.95	3.15
Third Quarter 2001	4.70	3.00
Fourth Quarter 2001	4.00	3.00

Board of Directors

Peter M. Nomikos
Chairman, Chief Executive Officer

Roger D. Wellington (1)
Former Chairman of the Board
Augat, Inc.

Leonard Laster, M.D. (1)
Distinguished University Professor of Medicine and Health Policy, and Chancellor Emeritus
University of Massachusetts Medical Center

Thomas J. Miller (1)
Chairman, Chief Executive Officer
LightLab Imaging, LLC

(1) Member of the Audit Committee

Corporate Officers

Peter M. Nomikos
President and Chief Executive Officer

Timothy W. Baker
EVP, Chief Operating Officer
Chief Financial Officer and Treasurer

Charles A. Vecoli
Vice President

William O. Flannery
General Counsel and Clerk

Corporate Counsel

Goulston & Storrs, P.C.
400 Atlantic Avenue
Boston, Massachusetts 02110

Independent Auditors

Arthur Andersen LLP
225 Franklin Street
Boston, Massachusetts 02110

Corporate Headquarters

Photoelectron Corporation
5 Forbes Road
Lexington, Massachusetts 02421
Telephone: 781.861.2069
Fax: 781.259.0482

International

Photoelectron (Europe) Limited
114 Middlesex Street
London E17HY
United Kingdom

Design by Synergy Network, Waltham, MA

Medical Advisory Board

Nicholas T. Zervas, M.D. (Chairman)
Distinguished Higgins Professor of Neurosurgery
Harvard Medical School,
Boston, Massachusetts
Visiting Neurosurgeon, Massachusetts General Hospital
Boston, Massachusetts

Michael Baum, Ch.M., FRCS
Professor of Surgery
The Institute of Surgical Studies
University College London Medical School
London, England

Basil S. Hilaris, M.D., FACR
Professor and Chairman of the
Department of Radiation Oncology
Our Lady of Mercy Medical Center
New York Medical College
Bronx, New York

Christoph B. Ostertag, M.D.
Professor and Director of Department
of Stereotactic Neurosurgery
Neurosurgical University Clinic
Albert-Ludwigs University
Freiburg, Germany

Kintomo Takakura, M.D., Ph.D.
Director of Neurosurgical Institute
President and Professor of Neurosurgery
Tokyo Women's Medical College
Tokyo, Japan

Jay S. Loeffler, M.D.
Professor of Radiation Oncology
Harvard Medical School
Chairman, Department of Radiation Oncology
Massachusetts General Hospital
Boston, Massachusetts

Common Stock Listing

The Common Stock is listed on
the American Stock Exchange®
under the symbol PHX.

Transfer Agent

American Stock Transfer & Trust Company
40 Wall Street
New York, New York 10005

Shareholder Information

A copy of the Company's Annual Report filed with the Securities and Exchange Commission on Form 10-K is available to stockholders without charge. To obtain a copy, please contact the Investor Relations Department.

Other information about the Company is available through the Company's web site on the Internet: www.photoelectron.com.

Annual Meeting

The Corporation's Annual Meeting will be held at the corporate headquarters on Friday June 14, 2002, at 10:00 a.m. 5 Forbes Road, Lexington, Massachusetts.

Photoelectron Corporation
5 Forbes Road • Lexington, Massachusetts 02421
www.photoelectron.com